OPERATING AGREEMENT

OF

STERILOGY, LLC

A Michigan Limited Liability Company

Dated as of

June 30, 2009

TABLE OF CONTENTS

OPERATING AGREEMENT OF
STERILOGY, LLC

This LIMITED LIABILITY COMPANY OPERATING AGREEMENT ("Agreement") of Sterilogy, LLC, a Michigan limited liability company (the "Company") is entered into by and among the Persons listed on Exhibit A attached hereto and made a part hereof and shall be effective as of June 30, 2009. The Members hereby agree to operate the Company as a Michigan limited liability company, to be governed by the provisions of Michigan Limited Liability Act, Public Act 23 of 1993, as the same may be amended from time to time (the "Act"), and to follow the terms and conditions hereinafter set forth.

ARTICLE 1
ORGANIZATION

1.1   Formation. The Members hereby enter into this Agreement under the Act for the purpose of evidencing their agreement to operate the Company as a partnership for federal tax purposes. The Members have authorized the formation of the Company as a Michigan limited liability company pursuant to the provisions of the Act and have filed Articles with the Michigan Secretary of State. The Members shall forthwith execute and cause to be filed any documents and instruments as may be necessary or appropriate in connection with the transaction of business by the Company.

1.2   Name. The name of the Company is "Sterilogy, LLC". The Company shall conduct business under such name, variations of such name or such other assumed name(s) as the Voting Members deem appropriate.

1.3   Registered Agent. The name of the Registered Agent for service of process on the Company shall be Harold H. Zaima, whose address in the State of Michigan is 1122 East Glengarry Circle, Bloomfield Hills, Michigan 48301. The Registered Agent may be changed by the Majority Vote of the Voting Members. Upon any change of the Registered Agent, the Company shall file a notice of change with the Michigan Secretary of State as required under the Act.

1.4   Place of Business. The principal office of the Company shall be located at 1122 East Glengarry Circle, Bloomfield Hills, Michigan 48301. The location of the principal office may be changed by the Majority Vote of the Voting Members.

1.5   Purpose and Character of Business. Except as provided by the Act, the Company may do any and all lawful acts and engage in any and all lawful purposes for which individuals may lawfully associate themselves.

1.6   Title to Property. All property owned by the Company, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity and no Member, individually, shall have any ownership of such property. All such property shall be held in the name of the Company.

1.7   Effective Date; Term. This Agreement shall become effective as of the date first above written and the term of the Company shall be perpetual unless earlier dissolved and terminated pursuant to the Act or to any provisions of this Agreement.

1.8   Members. The Members have been admitted to the Company as Members. The names, mailing addresses and number and class of Units of the Members are set forth in Exhibit A attached hereto and incorporated herein by reference. Unless otherwise provided herein, the Manager shall have the right to amend Exhibit A from time to time to reflect the withdrawal of a Member and the admission of additional Members pursuant to the terms and conditions of this Agreement.

ARTICLE 2
DEFINITIONS

For purposes of this Agreement, unless the context clearly indicates otherwise: (i) all of the capitalized words in this Agreement shall have the meanings set forth in the Appendix; and (ii) all non-capitalized words defined in the Act shall have the meanings set forth therein.

ARTICLE 3
CAPITAL CONTRIBUTIONS

3.1   Capital Contributions. Concurrently with the execution of this Agreement, the Members shall make an initial Capital Contribution to the Company in cash or property having a fair market value in the amount set forth opposite each Member's name in Exhibit A attached hereto. All Capital Contributions of the Members shall be credited to the Members' Capital Accounts and maintained by the Company in accordance with Section 4.6 hereof.

3.2   No Interest on Capital Contributions. No Member shall be entitled to any interest on his Capital Account or on his contributions to the capital of the Company.

3.3   No Liability for Return of Capital. The Members shall in no event be personally liable for the return of any Capital Contributions made by any of the Members, it being expressly agreed that any return of capital as may be made at any time, or from time to time, shall be made solely from the assets of the Company, and only in accordance with the terms hereof.

3.4   Additional Required Funds. If additional capital is required, as determined by the Majority Vote of the Voting Members, each Member shall contribute such capital in proportion to the number of Units owned by each Member as compared to the total number of Units owned by all of the Members. If the Members make such agreed upon, additional Capital Contributions to the Company, their Capital Accounts shall be adjusted accordingly. If such additional Capital Contributions are made by the Members to the Company, additional Units shall be issued by the Company to such Members. The determination of the amount and type of Units to be issued shall be determined by the Manager taking into account the value of said Capital Contribution and the then fair market value of the underlying Company property determined immediately prior to the contribution. If any Member shall be unable to make the additional contribution determined by the Majority Vote of the Voting Members, the other Members shall have the right, but not the duty, to make such contributions, in proportion to the number of Units owned by them or as otherwise agreed. The Members agree that the sole remedy for failure to make an additional Capital Contribution as required under this Section 3.4 shall be their dilution of their ownership interest in the Company by the reason of the issuance of additional Units to the Members who have made such additional Capital Contributions.

3.5   Loans. In the event that the Company shall require funds to carry on the business of the Company and prior to invoking the provisions of Section 3.4 herein, any Member shall have the right, but not be required, to loan money upon terms and conditions acceptable to such Member and the Company ("Loans"). Upon loaning money to the Company, the Member making such Loan shall have the same rights regarding the Loan as would any third party lender making the Loan.

3.6   Distributions and Withdrawals. No Member shall be entitled to make withdrawals from the Company except to the extent of Distributions made pursuant to express provisions of this Agreement. Distributions may be made in cash or in property or partly in each. No Member shall have the right to require that a Distribution be made other than in cash, except as expressly provided otherwise in this Agreement.

3.7   Subsequent Members. Any Person who subsequently becomes a Member by contributing property to the Company shall be given full and fair Capital Account credit therefore based upon the net fair market value of the contribution and the Company at the date of the contribution, as determined by the mutual agreement of the Person contributing the property and the Manager. Upon any such contributions, the Capital Account balances of the other Members shall be adjusted to reflect the then fair market value in accordance with Section 704(b) of the Code and the Regulations promulgated thereunder.

ARTICLE 4
ALLOCATIONS AND DISTRIBUTIONS

4.1   Allocations of Profits and Losses. For purposes of maintaining the Capital Accounts and in determining the rights of the Members among themselves, the Company's items of income, gain, loss and deduction shall be allocated among the Members for each Fiscal Year (or portion thereof) as provided herein below:

(a)   Profits. Except as otherwise provided, after giving effect to the Regulatory and Curative Allocations, Profits of the Company for any Fiscal Year shall be allocated among the Members as follows:

(i)   First, to the Members in proportion to and to the extent of the cumulative amount of Losses allocated to the Members pursuant to Section 4.1(b)(ii) hereof for all prior Fiscal Years, over the cumulative Profits allocated to the Members pursuant to this Section 4.1(a)(i) for all prior Fiscal Years;

(ii)   Second, to the Members in proportion to and to the extent of the cumulative amount of Loses allocated to the Members pursuant to Section 4.1(b)(i) hereof for all prior Fiscal Years, over the cumulative Profits allocated to the Members pursuant to this Section 4.1(a)(ii) for all prior Fiscal Years; and

(iii)   The balance, if any, shall be maintained in the Company for future investment unless Members has majority vote for distribution in which case it shall be distributed to the Members in proportion to the total number of Units owned by each Member as compared to the total number of Units owned by all of the Members.

(b)   Losses. Except as otherwise provided, after giving effect to the Regulatory and Curative Allocations, Losses of the Company for any Fiscal Year shall be allocated among the Members as follows:

(i)   First, to the Members, up to an amount, if any, necessary to reduce their respective positive Capital Account balance to zero, in proportion to their respective positive Capital Account balances; and

(ii)   The balance, if any, to the Members in proportion to the total number of Units owned by each Member as compared to the total number of Units owned by all of the Members.

(c)   Varying Unit Ownership. Members whose Units in the Company vary during a Fiscal Year shall be allocated Profits and Losses by allocating to them the appropriate pro rata amount of such items based on the number of days that they held their Units during the Fiscal Year. To the extent possible, Company shall make every effort to sell or redeem Units on January 1 of each year as necessary.

4.2   Distribution of Net Cash Flow. Except as provided in Article 9 hereof, the Manager may distribute Net Cash Flow, from time to time, first to the payment of principal and accrued interest, if any, of the Loans contemplated by Section 3.5 hereof, in proportion to the relative amounts of each; then to the Members in proportion to the total number of Units owned by each Member as compared to the total number of Units owned by all of the Members, provided that the Manager have adequately funded Working Capital Reserves to meet the future liabilities of the Company.

4.3   Mandatory Tax Distributions. Within ninety (90) days following the end of each Fiscal Year or, in the discretion of the Manager, more often to facilitate the periodic payment of estimated taxes, subject to any restrictions in any agreements for borrowed money, and to the extent available to the Company without requiring the sale of assets or the pledge thereof at a time or on terms which the Manager believe are not in the best interests of the Company, or a reduction in the Working Capital Reserves which the Manager believes is necessary or desirable for working capital or other Company purposes, Net Cash Flow shall be distributed to the Members in an amount sufficient to cover the anticipated tax liabilities of each Member, in proportion to the amount of taxable income allocated to each Member pursuant to Section 4.1(a) herein, with the amount to be so distributed to be determined on the basis of the Manager's reasonable estimate of the highest maximum federal, state and local tax rates applicable to any of the Members, after taking into account any amounts distributed to the Members with respect to such Fiscal Year pursuant to Section 4.2 herein.

4.4   Books and Records. The books and records of the Company shall be kept in sufficient detail to determine the Profits, Losses, credits and the federal income tax items of the Company for each period for which an allocation is to be made pursuant to this Agreement. The Company shall also keep such books and records in sufficient detail so as to permit preparation of financial statements in accordance with accounting principles consistently applied. Such books and records and financial statements, together with any other records and documents required to be made available by the Company for inspection under the Act, shall be maintained at the principal office of the Company. Such documents shall be open for inspection and examination, copying, verification or audit thereof by any Member or his duly authorized representative during normal business hours.

4.5   Accounting Period and Method. The accounting period and Fiscal Year of the Company shall be the period ending December 31 each year. The Company shall prepare all financial statements on the cash method of accounting or such other reasonable accounting method approved by the Manager.

4.6   Capital Accounts. A separate Capital Account shall be determined and maintained for each Member. No Member shall have any interest in the Capital Account of any other Member. Capital Accounts shall be determined and maintained on the same basis as Capital Accounts are determined and maintained by the Company for purposes of federal income taxation in accordance with the requirements of Section 704(b) of the Code and Section 1.704-1(b) of Regulations promulgated thereunder.

4.7   Charges Against Capital Accounts. If the Company shall suffer Losses as a result of which the Capital Account of any Member shall be negative, such Losses shall be carried as a charge against such Member's Capital Account and a subsequent share of Profits and gain of the Company shall be applied to restore such deficit in such Member's Capital Account.

4.8   Tax Elections.   Except as otherwise provided herein, all elections and options available to the Company for federal and state tax purposes shall be taken or rejected by the Company by the Manager.   The Voting Members, by Majority Vote, may elect pursuant to Section 754 of the Code to adjust the basis of the Company's assets, in the case of a Distribution of property, in the manner provided in Section 734 of the Code and, in the case of a Transfer of a Member's Units, in the manner provided in Section 743 of the Code.

4.9   Tax Matters Partner. The Manager shall designate and have the power to appoint and replace at any time the Tax Matters Partner as defined in Section 6231 of the Code. The Tax Matters Partner shall provide the Members with a copy of all correspondence and shall keep the other Members reasonably informed of any audit, administrative or judicial proceedings involving the potential adjustment at the Company level of any item required to be taken into account by the Members for purposes of federal, state and local income taxation. In any controversy with the Internal Revenue Service or any other taxing authority involving the Company, either directly or indirectly, the Tax Matters Partner may, in respect thereof, incur expenses on behalf of the Company which he deems necessary and advisable and in the best interest of the Company including, but not limited to, attorney and accounting fees. The Tax Matters Partner may execute or agree to a settlement or a compromise of such controversy, waive or extend the statute of limitations, chose a forum for litigation and file amended tax returns only with the prior consent of the Members. The Company shall indemnify the Tax Matters Partner and make advancement of expenses to the maximum extent permitted under the Act.

ARTICLE 5
MEMBERS

5.1   Annual Meeting. The Manager may, but is not required to call, an annual meeting of the Members of the Company. If the Manager calls an annual meeting, such meeting shall be held at such time and on such date within two (2) months before or five (5) months after the close of the Fiscal Year, as may be fixed by the Manager and stated in the notice of the meeting.

5.2   Special Meetings. Special meetings of the Members shall be called by the Manager or upon the written request of Voting Members holding fifty one percent (51%) or more of the issued and outstanding Voting Units. Calls for such meetings shall specify the purpose or purposes thereof. No business other than that specified in the notice shall be considered at any special meeting.

5.3   Notice of Meetings. Unless waived, written notice of every annual or special meeting of the Members stating the time, location and purpose or purposes thereof shall be given, as of a record date fixed by the Manager, to each Member entitled to vote thereat, or entitled to notice thereof as provided by law, by mailing such notice to the last known address of each Member as it appears on the records of the Company, or by personal delivery, not less than seven (7) nor more than sixty (60) days prior to such meeting. A Member may waive in writing such notice either before or after the meeting, and notice shall be waived by attendance at the meeting unless lack of proper notice is alleged in writing prior to or at the commencement of the meeting. Any written waiver shall be filed with or entered upon the records of the Company.

5.4   Place of Meetings. Meetings of the Members shall be held at the principal office of the Company unless the Manager determine that a meeting shall be held at some other place within or without the State of Michigan and cause the notice thereof to so state.

5.5   Quorum. The holders of Voting Units entitling them to exercise a Majority of the voting power of the Company entitled to vote at any meeting, in person or by proxy, shall constitute a quorum for the transaction of business to be considered at such meeting; provided, however, that no action required by law or by this Agreement to be authorized or taken by the holders of a designated proportion of the Voting Units may be authorized or taken by a lesser proportion. The Members holding a Majority of the issued and outstanding Voting Units represented at a meeting may adjourn such meeting from time to time.

5.6   Record Date. The Manager may fix a record date for any lawful purpose, including, without limiting the generality of the foregoing, the determination of the Members entitled to:

(a)   Receive notice of or vote at any meeting;

(b)   Receive any Distribution;

(c)   Receive or exercise rights of purchase of or subscription for, or exchange or conversion of Units, subject to any contract right with respect thereto; or

(d)   Participate in the execution of written consents, waivers or releases.

Said record date shall not be more than sixty (60) days preceding the date of such meeting, the date fixed for any Distribution or the date fixed for the receipt of the exercise of rights, as the case may be. If a record date shall not be fixed, the record date for the determination of the Members who are entitled to notice of, or who are entitled to vote at, a meeting of the Members, shall be the close of business on the date next preceding the day on which notice is given. If a record date shall not be fixed, the record date for the determination of Members entitled to receive a Distribution or the receipt of the exercise of rights, shall be the close of business on the date next preceding the day on which the Distribution is made or the receipt of the exercise of rights.

5.7   Voting. Except as provided by the Act or this Agreement, every Member entitled to vote shall be entitled to cast one vote on each proposal submitted to the meeting for each Unit held of record by him on the record date for the determination of the Members entitled to vote at the meeting. At any meeting at which a quorum is present, all questions and business which may come before the meeting shall be determined by a Majority Vote of the Voting Members, except when a greater proportion or approval of a different class of Unitholders is required by the Act or this Agreement.

5.8   Proxies. A Person who is entitled to attend a Member meeting, to vote thereat, or to execute consents, waivers and releases, may be represented at such meeting or vote thereat, and execute consents, waivers and releases, and exercise any of such Person's rights, by proxy or proxies appointed by a writing signed by such Person, or by such Person's duly authorized attorney. Holders of the proxies need not be Members. Any Member giving a proxy may revoke it at any time prior to its use by filing a written notice of revocation or a duly executed proxy bearing a later date with the Company, or by attending a meeting and voting in person. Notice to the Company, in writing or at a meeting, of the revocation of the proxy shall not affect any act previously taken. No holder of a proxy shall have the authority to call a meeting and no proxy shall be valid after six (6) months from the date of execution unless otherwise provided in the proxy.

5.9   Order of Business. The order of business at all meetings of the Members shall be as determined by the Manager.

5.10   Action Without a Meeting. Any action which may be authorized or taken at a meeting of the Members may be authorized or taken without a meeting if the consent or consensus setting forth the action taken is signed by Voting Members holding the number of Voting Units necessary to approve the action, which writing or writings shall be filed with or entered upon the records of the Company.

5.11   Authority of Members. Except as otherwise provided in Article 6, no individual Member, in the capacity of Member, has the authority to make any contracts, enter into any transactions, or make any commitments on behalf of the Company. The Company has no authority to make any contracts, enter into any transactions, or make any commitments on behalf of any Member.

5.12   Business Activities of Members. The Members acknowledge and agree that the business of the Company is in a similar industry as each of the Members or affiliates of each of the Members.

(a)   The Members agree that they (and any affiliates) shall have the right to continue independent business operations subject to the restrictions in Article 10 herein.

(b)   Nothing shall prevent Company from negotiating or entering into any contract for goods and/or services from any Member or its affiliate provided that the Member or affiliate shall not be entitled to negotiate on behalf of Company or vote with respect to any matter involving the business dealings between Company and that Member or its affiliate.

ARTICLE 6
MANAGEMENT

6.1   Management. The business and affairs of the Company shall be managed by the Manager. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business.

6.2   Appointment and Term. Harold H. Zaima is hereby appointed as the Manager of the Company. The Manager shall serve until: (a) the Manager resigns (as provided in Section 6.3); or (b) the death or Permanent Disability of the Manager.

6.3   Resignation. A Manager may resign by giving written notice to the Company. The resignation shall take effect at the time specified in the notice and acceptance by the Company shall not be required.

6.4   Action by Members. Except as expressly set forth in this Agreement or as provided by nonwaivable provisions of applicable law, the Majority Vote of the Voting Members shall be necessary and sufficient in order to approve or consent to any matters which require the approval or consent of the Members. In exercising their rights as provided herein, the Voting Members shall act collectively through meetings and/or without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the Voting Members approving such action and filed with the Company's records. The written consent shall be effective upon approval of the Voting Members holding the number of Voting Units necessary to approve the action. Except as otherwise set forth in this Agreement or as provided by nonwaivable provisions of applicable law, any Nonvoting Members if any shall have no right to vote on any matters which require the approval or consent of the Members.

6.5   Powers of the Manager. The Manager is hereby authorized and empowered to carry out and implement any and all of the purposes of the Company. The Manager shall manage and carry on the affairs of the Company in a prudent and businesslike manner, and shall devote such part of his time to the Company as he deems reasonably necessary to conduct such affairs. In that regard, the powers of the Manager, shall include, but not be limited to, the following:

(a)   To engage personnel, independent attorneys, accountants or such other professionals as may be deemed necessary or advisable;

(b)   To take such actions and incur such expenses on behalf of the Company as may be necessary or advisable in connection with the conduct of the day-to-day affairs of the Company;

(c) To enter into, make and perform such contracts, commercial space leases, agreements and other undertakings as may be deemed necessary or advisable for the conduct of the day-to-day affairs of the Company;

(d) To lease, sell, exchange, transfer or otherwise dispose of all, or substantially all, of the assets of the Company;

(e) To secure the payment of any indebtedness by mortgage, hypothecation, pledge, assignment or security agreement in all or any part of the property then owned or subsequently acquired by the Company;

(f) To deposit Company funds in an account or accounts to be established from time to time in such financial institutions (including any state or federally chartered bank or savings and loan association), and authorize withdrawals of those funds by such individuals, at such times and in those amounts as the Manager may designate;

(g) To prepare, or cause to be prepared, all tax returns and reports for the Company;

(h) To execute, acknowledge and deliver any and all instruments to effectuate any and all of the foregoing;

(i) To take any and all other actions not specifically limited under Section 6.6 and Section 6.7 hereof.;

(j) To enter into any agreement to borrow money on behalf of the Company.

(k) To dispose of the goodwill of the Company; or

(l) To submit a claim or liability to arbitration.

6.6   Actions Requiring Approval of the Voting Members. Notwithstanding any other provision of this Agreement, the following actions to be taken on behalf of the Company shall require the approval of the Voting Members:

(a) To amend this Agreement or the Articles, unless otherwise provided in Section 11.2;

(b) To admit new Members to the Company; or

(c) To do any act in contravention of this Agreement;

(d) To cause the Company to be dissolved by proceeding in any manner provided by the Act;

(e) To make, execute or deliver any general assignment for the benefit of creditors;

(f)   To effect a merger, consolidation or any other type of reorganization of the Company;

(g)   To file or consent to file a petition for or against the Company under any federal or state bankruptcy, insolvency, or reorganization act; or

(h)   To take any action which would make it impossible to carry on the ordinary business of the Company.

(i)   To sell any or part of the Company.

6.7   Indemnification. The Company shall indemnify the Manager and the other Members and make advancements of expenses to the maximum extent permitted under the Act. The Company shall indemnify its employees and other agents who are not Members to the maximum extent permitted under the Act, provided that the indemnification in any given situation is approved by the Voting Members.

ARTICLE 7
TRANSFER OF UNITS

7.1   Securities Law Transfer Restrictions. Notwithstanding any other provision in this Agreement, but subject to express written waiver by the Manager exercising his good faith and reasonable judgment, no Units of a Member may be transferred without such Units being registered under the Securities Act, and any applicable state securities laws, or the transferor or transferee providing an opinion of counsel, which opinion of counsel is satisfactory to the Manager, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the transfer of securities, together with such representations, warranties and indemnifications from the transferor and the transferee as the Manager exercising good faith and reasonable discretion deem appropriate to confirm the accuracy of the facts and circumstances that are the basis for any such Transfer, and to protect the Company and the other Members from any liability resulting from any such Transfer. Such representations, warranties and indemnities may be required to include, without limitation, assurance that the transaction is exempt under applicable federal and state securities laws.

7.2   General. Except as otherwise specifically agreed to by the Members or provided herein, neither a Member nor an Assignee shall have the right to Transfer all or any portion of his Units. Each Member and Assignee hereby acknowledges the reasonableness of the restrictions on Transfer of Units imposed by this Agreement in view of the Company's purposes and the relationship of its Members. Accordingly, restrictions on Transfers contained herein shall be specifically enforceable.

7.3   Requirements for Effectiveness of Transfer. Except as otherwise provided herein, as a condition to recognizing the effectiveness and binding nature of any proposed Transfer of Units (and subject to Section 7.5), the admission of the transferee as a Substitute Member, as against the Company or otherwise, a Majority-in-Interest of the non-transferring Voting Members, may require the transferor and/or the proposed transferee to execute instruments of transfer, assignment and assumption and other documents, and to perform all other acts which are deemed necessary or desirable by the non-transferring Voting Members to effectuate the purposes of this Agreement.

7.4   Withdrawal of Member. A Member may not withdraw from the Company unless and until all of the Voting Members consent in writing to such withdrawal, which consent may be arbitrarily withheld. In the event any Member withdraws prior to the termination of the Company, the withdrawing Member shall have no right to compel a liquidation of his Units and the withdrawing Member shall thereafter hold Units as an Assignee.

7.5   Admission of a Transferee as a Member. A transferee of Units shall be admitted as a Member with respect to the transferred Units if the transferee: (a) complies with this Article 7; and (b) is approved as a Substitute Member by all of the non-transferring Voting Members, provided, however, that no such approval shall be required for Transfers permitted under Section 7.2 hereof.

7.6   Transfer to a Person Not Admitted as a Member. Notwithstanding anything contained in this Agreement to the contrary, any transferee of Units who is not admitted as a Member with respect to the transferred Units shall be an Assignee with respect thereto and have no right to participate in the management of the business and affairs of the Company with respect thereto. Upon the Transfer of all of a Member's Units to an Assignee who is not admitted as a Member with respect to the transferred Units, the Company shall purchase from the transferring Member, and the transferring Member shall sell to the Company for a purchase price of One Hundred Dollars ($100.00), all remaining rights and interests retained by the transferring Member associated with the transferred Units.

7.7   Compliance. Any purported transfer of Units not in compliance with this Article 7 shall be null and void. Any Transfer of Units shall be deemed effective as of the last day of the calendar month in which the last of the conditions specified in this Article 7 is satisfied.

7.8   Anti-Dilution/ Conversion Price Adjustment. The conversion price shall be adjusted from time to time as follows:

      (i)   In case the Company shall hereafter issue by reclassification of its Membership Units any membership interests of the Company, the conversion price in effect immediately prior to such action shall be adjusted so that the holder of any Membership Units thereafter surrendered for conversion shall be entitled to receive the number of units of the Company which he would have owned immediately following such action had such Membership Unit been converted immediately prior thereto. An adjustment made pursuant to this subsection (i) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result of an adjustment made pursuant to this subsection (i), the holder of any Membership Unit thereafter surrendered for conversion shall become entitled to receive units of two or more classes of interests or membership interests of the Company, the Manager (whose determination shall be conclusive) shall determine the allocation of the adjusted conversion price between or among such classes of units.

(ii)   In case the Company shall hereafter distribute to holders of its outstanding Membership Units evidence of its indebtedness or assets (excluding any cash dividends paid from retained earnings of the Company and dividends or distributions payable in additional Membership Units), then in each such case the conversion price of the Membership Units shall be adjusted so that the same shall equal the price determined by multiplying the conversion price in effect immediately prior to the date of such distribution by a fraction of which the numerator shall be the current market price per unit (determined as provided below) of the Membership Units on the record date mentioned below less the then fair market value (as determined by the Manager, whose determination shall be conclusive) of the portion of the evidence of indebtedness or assets so distributed to the holder of one Membership Unit, and of which the denominator shall be such current market price per Membership Unit. Such adjustment shall become effective immediately after the record date for the determination of stockholders entitled to receive such distribution.

(iii)   For the purpose of any computation under subsection (ii) above, the current market price for Membership Units on any date shall be deemed to be the fair market value of the Membership Units as determined in good faith by the Manager.

(iv)   No adjustment in the conversion price shall be required unless such adjustment would require an increase or decrease of at least 1% of such price; provided, however, that any adjustments which by reason of this subsection (iv) are not required to be made shall be carried forward and taken into account in any subsequent adjustment, and provided further, that adjustment shall be required and made in accordance with the provisions hereof not later than such time as may be required in order to preserve the tax-free nature of a distribution to the holders of Membership Units. All calculations shall be made to the nearest cent or to the nearest 1/100th of a unit, as the case may be. Anything in this Section 7 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the conversion price, in addition to those required hereby, as the Company in its discretion shall determine to be advisable in order that any stock dividend, subdivision of units, distribution rights to purchase stock or securities, or distribution of securities convertible into or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

(v)   Whenever the conversion price is adjusted as herein provided, a notice stating that the conversion price has been adjusted and setting forth the adjusted conversion price shall forthwith be given by the Company to all holders of the Membership Units.

(vi)   In the event that at any time as a result of an adjustment made pursuant to subsection (i) above, the holder of any Membership Units thereafter surrendered for conversion shall become entitled to receive any units of the Company other than Membership Units, thereafter the conversion price of such other units so receivable upon conversion of any Membership Units shall be subject to readjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Membership Units contained herein.

(vii)   In the event that: (a) the Company shall take any action which would require an adjustment in the conversion price pursuant hereto; (b) the Company shall authorize the granting to the holders of its Membership Units to subscribe for or purchase any securities of any class or of any other rights; (c) there shall be any capital reorganization or reclassification of the Membership Units (other than a subdivision or combination of the outstanding Membership Units and other than a change in the par value of the Membership Units), or any consolidation or merger to which the Company is a party or any statutory exchange of securities with another Company and for which approval of any members of the Company is required, or any sale or transfer of all or substantially all of the assets of the Company; or (d) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company; then the Company shall cause to be given to all holders of the Membership Units, at least 10 days prior to the applicable date hereinafter specified, a notice stating (i) the date on which a record is to be taken for the purpose of such distribution or rights, or, if a record is not to be taken, the date as of which the holders of Membership Units of record to be entitled to such distribution or rights are to be determined, or (ii) the date on which such reorganization, reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Membership Units of record shall be entitled to exchange their Membership Units for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up. Failure to give such notice shall not, however, affect the legality or validity of any action described in clauses (a), (b), (c) or (d) of this paragraph.

(viii)   The Company may, at any time and from time to time, by resolution of the Members, reduce the conversion price. The Company shall give notice of any such reduction as provided in subsection (viii) above.

(ix)   The Company will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Membership Units on conversions of Membership Units pursuant hereto; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue or delivery of Membership Units in a name other than that of the holder of the Membership Units to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery had paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

(x)   The Company covenants that all units that may be delivered upon conversions of Membership Units will upon delivery be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights. The number of Membership Units required to effect conversion of all Membership Units at any given time at the conversion price then in effect shall automatically be deemed to be reserved in a quantity sufficient to effect such conversion, and the issuance of units upon conversion of Membership Units is authorized in all respects.

(xi)   Notwithstanding any other provisions herein in this Section 7 to the contrary, in any case of any consolidation or merger of consolidation in which the Company is a party other than a merger of consolidation in which the Company is the surviving Company, or in case if any sale or conveyance to another Company of all or substantially all of the assets of the Company, or in the case of any statutory exchange of securities with another Company (including any exchange effected in connection with a merger of a third Company into the Company), there shall be no adjustments of the conversion price, but each holder of Membership Units then outstanding shall have the right thereafter to convert such units into the kind and amount of securities, cash or other property which such holder would have owned or have been entitled to receive immediately after such consolidation, merger, statutory exchange, sale or conveyance and in any case, if necessary, appropriate adjustment shall be made in application of the provisions set forth herein with respect to the rights and interests thereafter of the holders of the Membership Units, to the end that the provisions set forth herein shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any membership interests or other securities or property thereafter deliverable on the conversion of the units. Any such adjustment shall be approved by a firm of independent public accountants and evidenced by a certificate to that effect; and any adjustment so approved shall for all purposes hereof conclusively be deemed to be an appropriate adjustment.

(xii)   The above provisions shall similarly apply to successive consolidations, mergers, statutory exchanges, sales or conveyances.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES

8.1   Investment Representations.   Each Member hereby makes the following representations and warranties to the Company and to the other Members which are acknowledged and agreed to constitute material representations and warranties to be relied upon in connection with the organization of the Company and the issuance of Units:

(a)   The Units of the Company are being acquired by the Member: (i) only for the account of the Member and not on behalf of any other Person; and (ii) for purposes of holding for investment and not with a view to any further distribution thereof;

(b)   The Member: (i) has sufficient knowledge and experience in financial and business matters to be able to evaluate the merits and risks of an investment in the Units; (ii) has been given or has access to sufficient information regarding the Company to evaluate the merits and risks of an investment in the Units; and (iii) is able to bear the risks of an investment in the Units; and

(c)   The Member understands that: (i) the Units are not traded and that no market is likely to exist for a Unit at the time of any desired resale; and (ii) the Transfer of Units is subject to certain restrictions set forth in this Agreement and under applicable federal and state securities laws.

ARTICLE 9
DISSOLUTION; TERMINATION OF COMPANY

9.1   Dissolution. The Company shall terminate upon the earliest to occur of the following events ("Liquidating Event"):

(a)   The approval of the Voting Members holding eighty percent (80%) or more of the issued and outstanding Voting Units;

(b)   The sale, transfer or other disposition of all or substantially all of the Company's assets, unless the Voting Members, by unanimous consent, agree not to liquidate and dissolve the Company;

(c)   At any time that there ceases to be at least one (1) Member; or

(d)   Upon entry of a decree of judicial dissolution.

Upon the occurrence of any Liquidating Event, a certificate of dissolution containing the information required by the Act shall be delivered to the Michigan Secretary of State for filing.

9.2   Liquidation.   Upon the occurrence of a Liquidating Event which causes the termination of the Company under Section 9.1, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members, and no Member shall take any action that is inconsistent with, or not necessary to or appropriate for, winding up the Company's business and affairs. To the extent not inconsistent with the foregoing, all covenants and obligations in this Agreement shall continue in full force and effect until such time as the assets have been distributed pursuant to this Section 9.2 and the Company is terminated. The Manager shall be responsible for overseeing the winding up and dissolution of the Company, shall take full account of the Company's assets and liabilities, and shall apply and distribute the assets in kind or distribute the proceeds therefrom in the following order and priority:

        (a)   First, to the payment of the expenses of liquidation and the expenses, debts and liabilities of the Company, including any loans or advances that may have been made by the Members to the Company (including the Loans), but if the amount available for such repayment shall be insufficient, then pro rata on account thereof;

        (b)   Second, to the establishment of any reserves deemed necessary by the Manager for any contingent liabilities or obligations of the Company; and

        (c)   The balance to the Members in proportion to their respective positive Capital Account balances (as determined after giving effect to all contributions, Distributions and allocations for all Fiscal Years of the Company, including the Fiscal Year during which the dissolution of the Company occurs).

No Member shall receive any additional compensation for any services performed pursuant to this Section 9.2. This Section 9.2 shall not apply in the case of a Regulatory Liquidation.

9.3   <u>Final Accounting</u>. Each Member (or his, her or its legal representative or successor-in-interest) shall be furnished with a statement prepared by the Manager or liquidating trustee that shall set forth the assets and liabilities of the Company as of the date of termination. Upon compliance with the foregoing distribution plan, the Members shall cease to be such, and the Manager or liquidating trustee shall execute and cause to be filed, distributed, or published any and all notices and documents as may be necessary or appropriate with respect to the termination of the Company.


ARTICLE 10
NONSOLICITATION; NONCOMPETITION


10.1   <u>Proprietary Rights of the Company</u>. The Members acknowledge and agree that all business developed or served by the Company, its Members, agents or employees during the term hereof is owned by the Company and constitutes the Company's business; that all business records concerning the Company's business constitute Confidential Information and proprietary information and trade secrets of the Company, or in which the Company has a protectable and established business interest; and that during the term of this Agreement the Company will provide the Members with access to Confidential Information, business records and contact with customers of the Company which, unless restricted, could be unfairly utilized by the Member in competition with the Company.

10.2   <u>Restrictions During Term</u>. While a Member of the Company and for a period of two (2) years thereafter, a Member shall not, directly or indirectly:

(a)   for consideration or otherwise, engage in the Company's Business except as provided by this Agreement, or otherwise compete in any manner with the Company;

(b)   copy, use or disclose, except as otherwise authorized by the Members and in order to advance the interest of the Company, any Confidential Information or other proprietary information or trade secret provided to a Member by the Company or developed by the Company, any Member, or any agent or employee of the Company during the term of this Agreement;

(c)   induce or attempt to induce any customer to surrender part of the Company's business, except as authorized by the Company;

(d)   induce or attempt to induce any employee or agent of the Company to terminate his or her association with the Company;

(e)   make use of or interfere with substantial relationships the Company has with specific prospective or existing customers or clients;

(f)   attempt to make use of or to misappropriate any customer or client good will;

(g)   commit any act defined as an act of unfair competition under applicable law; or

(h)   defame the Company in any way.

10.3   Reasonableness of Restraints. Each Member agrees that it has reviewed the restrictions herein and that the restraints contained herein are reasonably necessary to protect the Company's legitimate business interests and are not overbroad or overlong.

10.4   Remedies. Each Member and the Company acknowledge that any violation of this Article 10 by a Member would cause serious and irreparable damage to the Company, that it would be impossible to measure such damages in money, and that money damages would not constitute and adequate remedy for such breach. Therefore, in addition to any other remedies or sanctions available to the Company for a Member's violation of this Article 10, the Company shall be entitled to injunctive relief and damages, as well as reasonable attorneys' fees and costs incurred to enforce this Agreement.

ARTICLE 11
MISCELLANEOUS

11.1   Governing Law. This Agreement and the Company shall be governed by and constructed in accordance with the laws of the State of Michigan. The Members consent to the jurisdiction of the Courts of the State of Michigan and agree that any action arising out of or to enforce this Agreement must be brought and maintained in Oakland County, Michigan.

11.2   Amendments. This Agreement may be amended by the Manager to: (a) reflect the disposition by a Member of all or any part of his Units (subject to the provisions hereof); (b) reflect the substitution or addition of a Person becoming a Member (subject to the provisions hereof); or (c) cure any ambiguity or to correct or supplement any provision herein which may be inconsistent with any other provision herein. All other amendments to this Agreement shall require the approval of the Voting Members holding fifty-one (51%) or more of the issued and outstanding Voting Units. If the proposed amendment adversely affects the economic rights of the Nonvoting Members, the approval of such amendment shall also require the Majority Vote of the Nonvoting Members.

11.3   Further Action. As required from time to time in furtherance of the business of the Company, the parties hereto agree to execute and deliver all documents, provide all information and take or refrain from taking all such action as may be necessary or appropriate to achieve the purpose of this Agreement.

11.4   Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and, subject to the provisions hereof, their respective heirs, executors, personal representatives, successors and assigns.

11.5   Ratification. Each Member shall, and does hereby ratify each, every, and all of the acts heretofore accomplished and/or performed by the Members and their personal representatives for or on behalf of the Company prior to the execution of this Agreement.

11.6   Entire Agreement. This Agreement contains the entire understanding among the parties and supersedes any prior understanding and agreements among them with respect to the subject matter hereof. There are no representations, agreements, arrangements, or understandings, oral or written, between and among the parties hereto relating to the subject matter of this Agreement which are not fully expressed herein.

11.7   References. The use of the term "this Agreement" and/or the words "herein", "hereof", "hereunder" and other similar compounds of the word "here" shall refer to this entire instrument (and any agreement supplemental to this instrument) and not merely to any particular article, section, paragraph, provision or item. Unless something in the subject matter or the context is inconsistent therewith, references herein to articles, sections and paragraphs are to articles, sections and paragraphs of this Agreement. Whenever in this Agreement the word "including" is used, it shall be deemed to be for purposes of identifying only one or more of the possible alternatives, and the entire provision in which such word appears shall be read as if the phrase "including without limitation" were actually used in the text. The titles, headings or captions contained in this Agreement are for convenience of reference only and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any of the provisions hereof. As used in this Agreement, the words "Manager" and "Member" and the pronoun used in designation thereof shall be construed to include the plural as well as the singular number, and the masculine, feminine, and/or neuter gender, as appropriate to the designation of the party or parties to which such words refer.

11.8   Severability. This Agreement is intended to be performed in accordance with, and only to the extent permitted by all applicable laws, ordinances, rules, and regulations of the jurisdiction in which the Company does business. If any provision of this Agreement, or the application thereof to any Person or circumstances, shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

11.9   Notices. Notice to Members or to the Company shall be deemed to have been given when mailed by prepaid certified mail, return receipt requested, to the addresses set forth in

Exhibit A attached hereto, unless a more current address appears on the books and records of the Company or has been provided by a Member in writing delivered to the Company at the location of the principal place of business stated in Section 1.4 hereof.

11.10 Counterparts. This Agreement and any amendments hereto may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, binding on all Members, and the signature of any party to any counterpart shall be deemed to be a signature to, and may be appended to, any other counterpart.

11.11 Exhibits. Each exhibit, schedule, or certificate attached to this Agreement is incorporated and made a part of this Agreement for all purposes.

11.12 Partnership Status for Tax Purposes; Limited Liability Company Status for State Law Purposes.

      (a)   It is intended that the Company be treated as a partnership for federal and state tax purposes (but not for non-tax purposes). Accordingly, this Agreement shall be construed in a manner that ensures the Company's classification as a partnership for federal and state tax purposes at all times, and any provision of this Agreement that would have the effect of preventing the Company from being classified as a partnership for federal and state tax purposes shall be null and void. The Members shall take all actions, and execute, acknowledge and deliver all documents, which in the unanimous judgment of the Members, or in the opinion of counsel satisfactory to the Members, are necessary or desirable to obtain and/or maintain the Company's classification as a partnership for such purposes at all times.

      (b)   Notwithstanding the foregoing, it is intended (and the Members specifically agree) that the Company be classified as a limited liability company under the Act and for all other non-tax purposes. No Member shall be construed to be a partner in the Company or a partner of any other Member or Person. The Articles, this Agreement, and the relationships created thereby and arising therefrom shall not be construed to suggest otherwise.

IN WITNESS WHEREOF, this Agreement has been executed as of the date first above written.

ZAIMA FAMILY LLC   BRADLEY AHLGREN

_____   _____

BY:__Harold H. Zaima_____   BY:_____

ITS:__Manager_____   ITS:_____

APPENDIX

"Act" means the Michigan Limited Liability Company Act, Public Act 23 of 1993, as amended from time to time.

"Adjusted Capital Account Deficit" of a Member or Assignee means the deficit balance, if any, in a Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

> (a) Increase such Capital Account by any amounts which such Person is obligated to restore to the Company pursuant to Section 1.704-1(b) (2)(ii)(c) of the Regulations or is deemed to be obligated to restore pursuant to the penultimate sentences of Section 1.704-2(g)(1) and Section 1.704-2(i)(5) of the Regulations; and

> (b) Decrease such Capital Account by the amount of the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6) of the Regulations.

The foregoing definition of Adjusted Deficit Capital Account Balance is intended to comply with the provision of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Agreement" means this Limited Liability Company Operating Agreement as amended from time to time.

"Articles" means the Articles of Organization of the Company as properly adopted and amended from time to time by the Members and filed with the Michigan Secretary of State pursuant to the Act.

"Assignee" means an assignee of Units who is not a Member at the time of the assignment and is not admitted as a Substitute Member.

"Capital Account" means the amount of cash and fair market value of services or property (net of any liabilities secured by contributed property that the Company is considered to assume or take subject to under Section 752 of the Code) that a Member or Assignee has contributed to the Company as Capital Contributions, adjusted as follows:

> (a) The Capital Account shall be increased by all Profits allocated to such Person pursuant to Article 4 hereof;

> (b) The Capital Account shall be decreased by: (i) the amount of cash and the fair market value of all property distributed to such Person by the Company (net of liabilities securing such distributed property that such Person is considered to assume or take subject to under Section 752 of the Code); and (ii) all Losses allocated to such Person pursuant to Article 4 hereof;

> (c) The Capital Account shall be credited in the case of an increase or debited in the case of a decrease to reflect such Person's allocable share of any adjustment to the adjusted basis of Company assets pursuant to

Section 734(b) of the Code to the extent provided by Section 1.704-1(b)(2)(iv)(m) of the Regulations;

(d)   The Capital Account shall be adjusted in any other manner required by Section 1.704-1(b)(2)(iv) of the Regulations or otherwise, in order to be deemed properly maintained for federal income tax purposes;

(e)   Capital Accounts shall not bear interest; and

(f)   The transferee of Units shall succeed to the Capital Account attributable to the Units transferred.

"Capital Contributions" means any contribution of cash, property or services to the Company made by or on behalf of a Member or Assignee pursuant to Article 3 hereof. The amount of a Capital Contribution made in property other than money shall be the fair market value, net of assumed liabilities, for the contributed property as agreed to by the contributing Member and the Manager.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Company" means the limited liability company organized pursuant to the Articles and this Agreement, and any successor limited liability company.

"Company's Business" means the business of providing customers sterile & related products.

"Company Minimum Gain" has the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

"Confidential Information" means valuable confidential business and professional information which is not generally known to the public and which relates to research, data, databases, computer software and programs, development, trade secrets, inventions, technical data, purchasing, accounting, engineering, marketing, merchandising and/or selling of the Company products or processes; and also includes all information entrusted to the Company by third parties.

"Curative Allocations" means the following allocations of income, gain, loss or deduction. To the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction as described herein. Therefore, notwithstanding any other provision of Article 4 hereof (other than the Regulatory Allocations), the Manager shall make such offsetting allocations of income, gain, loss or deduction in whatever manner the Manager determine appropriate so that, after such offsetting allocations are made, each Capital Account balance is, to the extent possible, equal to the Capital Account balance such Person would have had if the Regulatory Allocations were not part of this Agreement. In exercising his discretion hereunder, the Manager shall take into account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

"Distribution" means a transfer of cash or property to a Member or Assignee on account of Units as described in Article 4 hereof.

"Fiscal Year" means the taxable year of the Company.

"Liquidating Event" means an event, the occurrence of which will result in the dissolution of the Company under Article 9 hereof.

"Majority-in-Interest" means Members holding from time to time a majority of the outstanding Units.

"Majority Vote" means, at any given time, Members voting affirmatively on a matter holding in the aggregate more than fifty percent (50%) of the outstanding Units held by such Members voting thereon.

"Member" means any Person who has signed this Agreement as a Member or who is hereafter admitted as a Substitute Member of the Company pursuant to this Agreement.

"Member Nonrecourse Debt" has the meaning set forth in Sections 1.704-2(b)(4) of the Regulations.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

"Member Nonrecourse Deductions" has the meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

"Net Cash Flow" means, for any period, the gross cash revenues actually received from Company operations for such period less the portion thereof used to pay operating expenses (including any additions to the Working Capital Reserves) for such period, all as determined by the Manager. Net Cash Flow shall not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but shall be increased by any reductions of Working Capital Reserves previously established.

"Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

"Nonrecourse Liability" means any Company liability (or portion thereof) for which no Member or Assignee bears the economic risk of loss as determined in accordance with Sections 1.704-2(b)(3) and 1.752-1(a)(2) of the Regulations (without regard to whether those Sections apply to such liability).

"Nonvoting Member" means a Member of the Company who does not own any Voting Units as set forth on Exhibit A attached hereto.

"Nonvoting Units" means all of the Units of the Company which are not Voting Units.

"Permanent Disability" means the inability of a Manager, due to a physical or mental condition, to perform his usual and customary duties as Manager for one hundred eighty (180) days during any twelve (12) month period. The determination of whether such Manager is permanently disabled for purposes of this Agreement shall be made by a licensed practicing physician selected by a Majority-in-Interest of the Members who are not then serving as Manager. In connection with such examination, the Manager consent to such examination for such purpose, agree to furnish any medical information requested by the examining physician and waive any applicable physician-client privilege that may arise because of such examination. Within thirty (30) days of his selection, the physician shall issue a written report to the Company regarding the Manager's condition. Such disability shall be deemed to commence on the date of such physician's report to the Company.

"Person" means a natural person, trust, estate, partnership, limited liability company or any incorporated or unincorporated organization, association, or entity.

"Profits" and "Losses" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such year or fraction thereof, as determined in accordance with Section 703(a) of the Code, adjusted as follows:

(a)   Tax-exempt income as described in Section 705(a)(1)(B) of the Code realized by the Company during such Fiscal Year shall be taken into account as if it is income;

(b)   Expenditures of the Company described in Section 705(a)(2)(B) of the Code for such year, including items treated under Section 1.704-1(b)(2)(iv)(i) of the Regulations as items described in Section 705(a)(2)(B) of the Code, shall be taken into account as if they were deductible items;

(c)   Items that are specially allocated shall not be taken into account;

(d)   With respect to property (other than money) which has been contributed to the capital of the Company, Profits and Losses shall be computed in accordance with the provisions of Section 1.704-1(b)(2)(iv)(g) of the Regulations by computing depreciation, amortization, gain or loss upon the fair market value of such property on the books of the Company;

(e)   With respect to any property of the Company which has been revalued as required or permitted by the Regulations under Section 704(b) of the Code, Profits or Losses shall be determined based upon the fair market value of such property as determined in such revaluation;

(f)   The differences between the adjusted basis for federal income tax purposes and the fair market value of any asset of the Company shall be treated as gain or loss from the disposition of such asset in the event (i) any new or existing Member acquires an additional interest in the Company in exchange for a contribution to capital of the Company; or (ii) such asset of the Company is distributed to a Member as consideration for a reduction of such Member's interest in the Company or in liquidation of such interest as defined in Section 1.704-1(b)(2)(ii)(g) of the Regulations; and

(g)   Interest paid on loans made to the Company by a Member and salaries, fees and other compensation paid to any Member shall be deducted in computing Profits and Losses.

"Registered Agent" shall mean the agent designated by the Company from time to time for service of process pursuant to Section 1705.06 of the Act.

"Regulations" except where the context indicates otherwise, means the permanent, temporary, proposed, or proposed and temporary regulations promulgated by the Treasury Department under the Code as such regulations may be changed from time to time.

"Regulatory Allocations" means the following allocations of income, gain, loss and deductions which shall be made in the following order:

(a)   <u>Minimum Gain Chargeback</u>. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any provision hereof to the contrary, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member and Assignee shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent years) in an amount equal to such Member's or Assignee's share of the net decrease in Company Minimum Gain, determined in accordance with Section 1.704-2(g) of the Regulations. Allocations made pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member and Assignee pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This subparagraph (a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistent therewith.

(b)   <u>Member Minimum Gain Chargeback</u>. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any provision hereof to the contrary, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member and Assignee who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, all as determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's or Assignee's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(4) of the Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member and Assignee pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This subparagraph (b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c)   <u>Qualified Income Offset</u>. In the event any Member or Assignee unexpectedly receives any adjustments, allocations or distributions described in Sections 1.704(b)(2)(ii)(d)(4), 1.704(b)(2)(ii)(d)(5) or 1.704(b)(2)(ii)(d)(6) of the Regulations, items of Company income or gain (consisting of a pro rata

{1399914:}   - v -

portion of each item of Company income, including gross income, and gain) shall be specially allocated to each such Member or Assignee in an amount and in a manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit as quickly as possible, provided that an allocation pursuant to this subparagraph (c) shall be made only if and to the extent that such Member or Assignee would have Adjusted Capital Account Deficit after all other allocations provided for in these paragraphs have been tentatively made as if this subparagraph (c) were not in this Agreement.

(d)   Gross Income Allocation. In the event any Member or Assignee has a deficit Capital Account at the end of any Fiscal Year that is in excess of the sum of (i) the amount such Member or Assignee is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member or Assignee is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, each such Member or Assignee shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this subparagraph (d) shall be made only if and to the extent that such Member or Assignee would have a deficit Capital Account in excess of such sum after all other allocations provided for in these paragraphs have been made as if subparagraphs (c) and (d) were not in this Agreement.

(e)   Allocation of Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated among the Members and Assignees in proportion to their respective Capital Accounts at the end of the Fiscal Year for which the allocation is made.

(f)   Allocation of Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Member or Assignee who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i)(1) of the Regulations.

(g)   Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m)(2) of the Regulations to be taken into account in determining Capital Accounts as the result of a distribution to a Member or Assignee in complete liquidation of his interest, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members or Assignees in accordance with their interests in the Company in the event Section 1.704-1(b)(2)(iv)(m)(2) of the Regulations applies, or to the Member or Assignee to whom such distribution was made in the event Section 1.704-1(b)(2)(iv)(m)(4) of the Regulations applies.

(h)   <u>Allocations Relating to Taxable Issuance of Company Interests</u>. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of a Unit by the Company to a Member (the "Issuance Items") shall be allocated among the Members and Assignees so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations hereunder to each Member and Assignee, shall be equal to the net amount that would have been allocated to each such Member and Assignee if the Issuance Items had not been realized.

(i)   <u>Tax Allocations</u>. For income tax purposes, any item of income, gain, deduction, or loss with respect to any property (other than money) that has been contributed by a Member or Assignee to the capital of the Company and which is required to be allocated to Members and Assignees for income tax purposes under Section 704(c) of the Code so as to take into account the variation between the tax basis of such property and its fair market value at the time of its contribution, shall be allocated to the Members and Assignees for income tax purposes in the manner required by Section 1.704-1(b)(2)(iv)(g) of the Regulations. If the Capital Accounts are required to be adjusted pursuant to Section 1.704-1(b)(2)(iv)(f) or (g) of the Regulations with respect to a revaluation of any asset of the Company, subsequent allocation of income, gain, loss, and deduction, including without limitation depreciation or deductions for cost recovery with respect to such assets, shall take account of any variation between the then existing adjusted basis of such asset for federal income tax purposes and the fair market value of such assets as required by Section 1.704-1(b)(2)(iv)(g) of the Regulations.

"Regulatory Liquidation" means that the Company is "liquidated" within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations. Notwithstanding any other provision of Article 9 of this Agreement, in the event the Company is liquidated within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations but no Liquidating Event has occurred, the assets of the Company shall not be liquidated, the Company's liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, solely for federal income tax purposes, the Company shall be deemed to have contributed all of its assets and liabilities to a new limited liability company. Immediately thereafter, the Company shall be treated as having liquidated by distributing the interests in the new limited liability company to the Members (and the purchaser, if any), followed by the continuation of the business by the new limited liability company or its dissolution and winding up. The deemed contribution of assets to the new limited liability company and the distribution of the new limited liability company interests to the Members of the Company shall be disregarded for purposes of maintaining Capital Accounts. The termination of the Company shall not change the Capital Accounts of the Members or the books of the Company nor shall the deemed contribution of assets to the new limited liability company create additional Section 704(c) property.

"Substitute Member" means an Assignee who is admitted as a Member.

"Transfer" means any transfer of Units, including any sale, exchange, gift, bequest, assignment, pledge, granting of a security interest or other disposition, whether or not by operation of law.

"Unit" means an instrument used for purposes of determining certain votes and making certain allocations of Profits and Losses. The number an class of Units issued to each Member is set forth on <u>Exhibit A</u> which shall be amended in the event that the Company issues additional Units or acquires any outstanding Units. Units shall not represent a Member's interest in the capital of the Company, which shall be determined solely by the Member's Capital Account.

"Voting Member" means a Member of the Company owning one or more Voting Units as set forth on <u>Exhibit A</u> attached hereto.

"Voting Units" means Units which entitle the holder thereof to vote on the matters set forth in this Agreement, and which are owned by the Voting Members in their capacity as Voting Members.

"Working Capital Reserves" means such working capital, capital expenditure and debt service reserves as the Manager reasonably determine are necessary from time to time for the efficient and profitable operation of the Company's business.

EXHIBIT A
TO
OPERATING AGREEMENT
OF
STERILOGY, LLC

OWNERSHIP SCHEDULE

Member	Capital Account	Number of Voting Units	Number of Nonvoting Units	Profit/Loss Sharing %
Zaima Family LLC 1122 East Glengarry Circle Bloomfield Hills, MI 48301	$10,000.00	10	0	50%
Bradley Ahlgren 372 Barden Road Bloomfield Hills, MI 48304	$10,000.00	10	0	50%
TOTAL	$20,000.00	20	0	100%